Filed Pursuant to Rule 433(d)
Registration Statement No. 333-86606

JANUS CAPITAL GROUP INC.
US$275,000,000 5.875% 5-YEAR SENIOR NOTES

Issuer:	Janus Capital Group Inc.
Type:	SEC Registered
Ratings:	Baa2/BBB (Stable/Stable) (Moody's/S&P)
Size:	US$275,000,000
Trade Date:	September 13, 2006
Settlement Date:	September 18, 2006 (T+3 days)
Maturity:	September 15, 2011
Semi-Annual Coupon:	5.875%
Interest Payment Dates:	Semi-annually on the 15th of each March and September
Public Offering Price:	$99.996
Treasury Benchmark:	4.625% due 8/11
Treasury Price:	$99-22
Treasury Yield:	4.696%
Re-offer Spread vs. Treasury	+118 bp
Yield to Maturity:	5.876%
First Coupon:	March 15th, 2007
Day Count:	30/360
Minimum Denomination/Multiples:	$1,000/$1,000
Joint Bookrunners:	Citigroup Banc of America Securities LLC
Co-Managers:	HSBC Merrill Lynch
CUSIP/ISIN:	47102XAD7/US47102XAD75

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Citigroup Global Markets Inc. toll free at 1-877-858-5407, (ii) Banc of America Securities LLC at 1-646-733-4166